February 9 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

Attn: Karl Hiller, John Cannarella, Cheryl Brown and Loan Lauren Nguyen

RE:	Himalaya Technologies, Inc. (the “Company”) Offering Statement on Form 1-A – WITHDRAWAL OF PREVIOUSLY FILED ACCELERATION REQUEST ON THIS DATE

File No. 024-11980

Ladies and Gentlemen:

We would like to withdraw the previously submitted acceleration request earlier submitted today with ACCESSION NUMBER: 0001493152-23-004037.

Sincerely,

Himalaya Technologies, Inc.

By:	/s/ Vikram Grover
Name:	Vikram Grover
Title:	Chief Executive Officer